SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

      Certification and Notice of Termination of Registration under Section
      12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to
                    File Reports Under Sections 13 and 15(d)
                     of the Securities Exchange Act of 1934
                        Commission File Number 001-13135

                                 HSB GROUP, INC.
             (Exact name of registrant as specified in its charter)


        P.O. Box 5024, One State Street, Hartford, Connecticut 06102-5024
                                 (860) 722-1866
               (Address, including zip code, and telephone number,
                      including area code, of registrant's
                          principal executive offices)

                  Exchange Capital Securities of HSB Capital I
        Exchange Junior Subordinated Interest Debentures, Series B of HSB
                                   Group, Inc.
 HSB Group, Inc. Exchange Guarantee With Respect To Exchange Capital Securities
            (Title of each class of securities covered by this Form)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)        [x]                       Rule 12h-3(b)(1)(ii)  [  ]
Rule 12g-4(a)(1)(ii)       [  ]                       Rule 12h-3(b)(2)(i)  [  ]
Rule 12g-4(a)(2)(i)        [  ]                      Rule 12h-3(b)(2)(ii)  [  ]
Rule 12g-4(a)(2)(ii)       [  ]                                Rule 15d-6  [  ]
Rule 12h-3(b)(1)(i)        [x]

     Approximate number of holders of record as of the certification or notice date:

                  Exchange Capital Securities: 17
                  Exchange Junior Subordinated Interest Debentures: 1 HSB Group, Inc. Guarantee: 1

     Pursuant to the requirements of the Securities Exchange Act of 1934, HSB Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: November 22, 2000                      By: /s/ ROBERT C. WALKER
                                                --------------------------------
                                                Name:  Robert C. Walker
                                                Title: Senior Vice President
                                                       and General Counsel

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.